United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the signatories of the attached letter own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Statement: Why Investors Re-Filed the HRDD Shareholder Proposal, Despite Microsoft’s Summary-of-Findings Report

Why Investors Re-Filed the HRDD Shareholder Proposal,

Despite Microsoft’s Summary-of-Findings Report

On June 4, 2026, Microsoft published a five-page report summarizing the findings of its investigation into specific allegations reported by The Guardian. This investigation was related to one specific contract, and Microsoft still maintains extensive contracts and ties with the Israeli Ministry of Defense (IMOD). While we commend Microsoft for publishing this report, we believe it does not meaningfully address the extent of the concerns that were highlighted in last year’s shareholder proposal, which are broader than the subject outlined in the investigation related to one of its contracts. As such, the lead filer and 55 co-filers decided to re-file last year’s shareholder proposal on the effectiveness of Microsoft’s human rights due diligence (HRDD) processes for the following reasons:1

1.	Microsoft’s five-page summary report is wholly inadequate. The report provides little transparency; focuses narrowly on one particular contract with a specific Israeli military unit; confirms what the public already knows about the Guardian report; provides no insight into the investigation’s methodology; does not discuss Microsoft’s responsibility, remedy, or internal accountability measures; and lists vague action steps, many of which Microsoft already announced last year.
2.	Microsoft’s HRDD approach continues to appear ineffective. The same concerns from last year’s proposal remain. Microsoft’s HRDD process appears to be reactive, rather than proactive. Moreover, Microsoft’s investigation into the Guardian’s report highlights the fact that it was investigative journalism, not Microsoft’s own HRDD, that detected the technology’s misuse. That is not effective HRDD. Microsoft still has not addressed the fact that it does not have insight into how its “customers use our software on their own servers or other devices.”
3.	Microsoft continues to have extensive contracts and services with the Israeli military, which exposes the company and its shareholders to continued, material risk. This risk has already materialized from protests from its own employees, boycotts and calls for divestment, and a recent GDPR complaint filed against the company.
4.	Apart from its contracts with the Israeli military, Microsoft has a pattern of HRDD gaps with other government contracts. Recent examples include Microsoft’s siting of a data center in Saudi Arabia, and reports connect Microsoft’s technologies to the Uyghur oppression in China and to the US immigration crackdown by Immigration and Customs Enforcement (ICE).

To be clear, the decision to re-file the shareholder proposal is not about unfairly singling out Microsoft for its increased transparency (there is strong shareholder pressure at other big tech companies like Amazon, Alphabet, Apple, Palantir, etc.). Instead, it is about constructively pushing Microsoft to be a leader in human rights in the tech sector through continued constructive dialogue and shareholder proposal pressure.

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1 An expanded section on each of these four points is included in the Appendix.

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Appendix

1. While the report is a rare example of transparency, it still falls short of human rights standards and investor expectations:

●	The report only confirms what we already knew: that IMOD had used Azure “to store recordings of phone calls obtained through broad or mass surveillance of Palestinian civilians in Gaza and the West Bank.” This information was already disclosed by Microsoft in September 2025, well ahead of the December 2025 AGM.
●	The report is only a summary of Covington & Burling’s investigation, and does not explain the methodology or specific findings of the investigation, apart from mentioning “its factual findings remain the same.” The report also fails to explain the specifics of how Microsoft’s technologies were used to violate human rights.
●	Regarding Covington’s suggestions for improvement, Microsoft has already stated it was implementing the majority of these recommendations prior to last year’s shareholder meeting, which was outlined in its proxy statement and supplement to the proxy statement. With regard to those suggestions that are new (e.g. security clearance oversight), Microsoft provides no meaningful insight into how they will be operationalized: “We are taking a closer look at how we manage security clearances in certain countries and will make changes to ensure that our employees understand how to navigate security clearance requirements as part of their work for Microsoft.” Without greater transparency on how Microsoft plans to implement these recommendations, they remain vague, undefined, and inadequate for demonstrating meaningful change.
●	In the report, Microsoft takes no responsibility and omits any mention of remedy and internal accountability - such as investigating and terminating personnel who were dishonest about the use of Azure for surveillance. Notably, Microsoft does not link the departure of Microsoft Israel’s country manager, Alon Haimovich, to the investigation, but instead, it praises him for his service.

2. Microsoft’s HRDD still seems to be ineffective, and the company has not meaningfully implemented the request of the 2025 HRDD shareholder proposal:

●	Microsoft still has not dealt with the fact that it does not have insight into how its “customers use our software on their own servers or other devices.” A company should not have to rely on investigative journalism to expose misuse of technology. That is not HRDD.
●	Regulatory risk has increased since last year’s proposal, with a new GDPR complaint filed against the company which could result in major fines.
●	While we commend this latest investigation, this process has highlighted that Microsoft’s approach to HRDD is reactive, narrow, and non-transparent.
●	Ultimately, Microsoft still has not implemented what shareholders asked for in last year’s shareholder proposal: a report on the effectiveness of the company’s HRDD process. This proposal received significant support (over 26%).

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3. Microsoft continues to have extensive contracts and services with IMOD, which exposes the company and its shareholders to continued, material risk:

●	In its September 25, 2025 announcement, Microsoft said it had “ceased and disabled a set of services to a unit within the Israel Ministry of Defense (IMOD).” The report Microsoft published in June 2026 was related to one, specific case of misuse by a single military unit (Unit 8200) that was reported by the Guardian last year. While this action is commendable, and even unprecedented, it still only represents one, specific case, and Microsoft continues to maintain contracts and provide services with IMOD that have reportedly been connected to human rights violations.
●	Microsoft still provides AI services to IMOD “to support combat and intelligence activities across Israel’s armed forces,” and reports allege Microsoft’s provision of services to multiple Israeli military units to aid in “real-time surveillance, cyberwarfare, and lethal strikes,” all of which “provide the tech backbone of the Israeli military.”
●	Microsoft’s services are used to maintain the “Rolling Stone” system and the Al-Munaseq application, both of which are used in Israel’s permit system which restricts and controls the movement of Palestinians as part of its system of apartheid, and to otherwise surveil and violate Palestinian’s human rights.

4. The shareholder proposal is not only about Microsoft’s contracts with IMOD - the company has a pattern of HRDD gaps with other government contracts.

●	New reports are emerging, concerning Microsoft’s cloud being used by Immigration and Customs Enforcement (“ICE”) in “facilitating an immigration crackdown,” which cites ICE’s tripling of its reliance on Microsoft’s cloud in the second half of 2025. Microsoft says it “do[es] not believe” its cloud is being used by ICE for mass surveillance, but Microsoft employees have filed internal ethics reports highlighting these concerns. Microsoft also has a close partnership with Palantir Technologies, Inc., which uses Microsoft’s cloud for its software and which has been linked to severe constitutional and human rights violations in the context of immigration enforcement.
●	In September 2025, the Associated Press reported that Microsoft provided cloud services to Chinese police and surveillance companies implicated in the repression of Uyghur Muslims in Xinjiang.
●	Microsoft’s siting of a data center in Saudi Arabia has similarly raised concerns. Assessments from Freedom House and the US State Department show that Saudi Arabia is a high-risk human rights environment, with concerns focusing on the potential for Saudi authorities to obtain access to data stored in Microsoft’s cloud data center, posing threats to human rights and privacy. The issue of Microsoft’s siting of the data center in Saudi Arabia was the subject of another shareholder proposal during the 2025 AGM, which received over 27% shareholder support.

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